Exhibit 99.1

Cenovus sells Shaunavon tight oil asset

CALGARY, Alberta (June 11, 2013) – Cenovus Energy Inc. (TSX, NYSE: CVE) has entered into an agreement to sell its Shaunavon tight oil asset in southern Saskatchewan to Surge Energy Inc. for $240 million cash consideration. The transaction has an effective date of July 1, 2013 and is expected to close by mid-July, subject to normal closing conditions.

The Shaunavon asset consists of 54 sections of land and is currently producing approximately 3,600 barrels of oil per day (as of May 2013).

Cenovus identified its Bakken and Shaunavon assets as candidates for sale after a portfolio review and began marketing both assets in February 2013. The company’s Bakken asset remains on the market. CIBC World Markets Inc. is acting as financial advisor to Cenovus with respect to the sale of the Shaunavon asset and continues to assist with the divestiture process related to the Bakken asset.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $28 billion. For more information, visit www.cenovus.com.

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CENOVUS CONTACTS:

Media: Jessica Wilkinson Advisor, Media Relations 403-766-8990 Cenovus Media Relations 403-766-7751	Investors: Bill Stait Senior Analyst, Investor Relations 403-766-6348 Graham Ingram Senior Analyst, Investor Relations 403-766-2849